UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 11)

F-STAR THERAPEUTICS, INC.

(Name of Subject Company)

F-STAR THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30315R107

(CUSIP Number of Class of Securities)

Eliot Forster, Ph.D.

Chief Executive Officer

Eddeva B920

Babraham Research Campus

Cambridge, CB22 3AT, United Kingdom

+44-1223-497400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

William C. Hicks, Esq.

Matthew J. Gardella, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

(617) 542-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 11 to Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by F-star Therapeutics, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on July 7, 2022 relating to the offer by invoX Pharma Limited, a private limited Company organized under the laws of England and Wales (“Parent”), Fennec Acquisition Incorporated, a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Parent, and Sino Biopharmaceutical Limited, a company organized under the laws of the Cayman Islands (“Guarantor”) to acquire any and all of the issued and outstanding shares of Common Stock (the “Company Shares”), at a purchase price of $7.12 per Company Share (the “Offer Price”), net to the seller thereof in cash, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 7, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 2. Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:

One new sentence is hereby added to the end of the subsection entitled “—Tender Offer” on page 2:

“On December 29, 2022, Purchaser, Parent and Guarantor extended the Offer to 5:00 p.m., Eastern Time, on December 30, 2022, unless further extended.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

“CFIUS Issues Interim Order Preventing Closing of Pending Merger with invoX Pharma Limited

Effective at December 29, 2022 at 12:05 a.m. Eastern Time, CFIUS issued an order (the “Interim Order”) preventing consummation of the transactions pursuant to the Merger Agreement, citing unresolved national security risks. The Interim Order also prohibits (1) the transfer, lease, license, sale, or otherwise acquisition of any asset or affiliate of the Company to Guarantor, Parent, or any of their affiliates, or (2) the transfer, lease, license, sale, or acquisition otherwise of any securities, equity, or other ownership interests or rights in the Company or any affiliate of the Company, including any rights to acquire any of the foregoing, by Guarantor, Parent, Purchaser, or any affiliates of any of the foregoing, including through merger.

The Interim Order is for an indeterminate duration, lasting until: (1) CFIUS concludes action under Section 721 with respect to the transaction; (2) the President of the United States (“President”) takes action or declines to take action under Section 721 with respect to the transaction; or (3) CFIUS or the President revokes or terminates this Interim Order.

The purpose of the Interim Order is to provide CFIUS adequate opportunity to continue its review and investigation. The Parties may provide CFIUS with additional relevant information and CFIUS will consider such information, including information regarding the Interim Order or proposals to mitigate the identified national security risks.

As described below, the extension of the tender offer enables the Parties to have additional time for discussions with CFIUS regarding the Interim Order and to evaluate whether mitigation steps can be taken to permit timely closing of the transactions contemplated by the Merger Agreement. Previously, CFIUS had confirmed to the Parties that it had determined that mitigation measures would be available. However, other than outlining some core attributes of such mitigation, CFIUS had provided no specific information, had indicated its views were preliminary, and had not indicate a timetable for its determination of any specific requirements to be imposed.

Tender Offer Extended Until 5 p.m. Eastern Time on Friday December 30, 2022

On December 29, 2022, Parent, Purchaser, and Guarantor extended the Offer to 5:00 p.m., Eastern Time, on December 30, 2022. The End Date, as defined in the Merger Agreement, is one (1) minute past 11:59 p.m., Eastern Time, on December 30, 2022. As previously described, the Merger Agreement may be terminated by either party, subject to certain exceptions, if any of the Offer conditions, are not satisfied or waived, to the extent waiveable, by Purchaser on or before the End Date. The foregoing provides the Parties additional time to have discussions with CFIUS regarding the Interim Order and to evaluate any next steps.

The Offer was previously set to expire at one (1) minute past 11:59 p.m., Eastern Time, on December 28, 2022. As of such time, the Depositary had advised that Shares representing approximately 76% of the outstanding Shares had been validly tendered into and not properly withdrawn from the Offer.”

F-star Therapeutics, Inc.

By:	/s/ Darlene Deptula-Hicks
Name: Darlene Deptula-Hicks
Title: Chief Financial Officer

Dated: December 29, 2022

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